INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the nine months ended February 28, 2007 has been prepared by management, in accordance with the requirements of National Instrument 51-102, and should be read in conjunction with the Company’s unaudited consolidated financial statements and the accompanying notes for the period ended February 28, 2007 and the Company’s audited consolidated financial statements for the year ended May 31, 2006.  The Company’s reporting currency is the Canadian dollar, and all monetary amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.  The Company is presently a “Venture Issuer” as defined in NI 51-102.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, future anticipated exploration programs and the cost, timing and results thereof, the anticipated discovery and delineation of mineral resources/reserves, proposed business and financing plans (including private placements of equity securities), anticipated business trends and potential future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the Company’s inability to negotiate successfully for the acquisition of interests in mineral properties, to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.

This management discussion and analysis contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and those mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

Date

This MD&A reflects information available as at April 26, 2007.

Overall Performance

Since December 1, 2006, the Company has:

1.

received positive drill results from two of its Alaskan projects, Livengood and LMS;

2.

commissioned a preliminary resource estimate study for the LMS property;

3.

finalized an exploration agreement with the University of Alaska on the Coffee Dome Project, Alaska;

4.

expanded the Livengood Project area through the execution of lease agreements over additional patented and unpatented mining and placer claims in the area;

5.

entered into exploration option agreements with Redstar Gold Corp. on two gold projects in Nevada (North Bullfrog and Painted Hills) in which the Company can earn up to a 70% interest; and

6.

negotiated a significant brokered private placement and concurrent non-brokered private placement for total gross proceeds of up to $17,530,800.

No drilling took place on any of the Company’s projects in the third quarter.  The focus of exploration during the quarter was on 2007 project planning and logistical support functions ahead of a follow-up drilling program on the Livengood project that started March 23, 2007.

The Company has arranged a brokered private placement, on a commercially reasonable efforts basis, of up to 6,104,500 units at a price of $2.40 per unit to raise total gross proceeds of up to $14,650,800 (the “Offering”).  In addition, it has agreed to a non-brokered private placement of 1,200,000 units at a price of $2.40 per Unit to raise gross proceeds of $2,880,000.  The net proceeds of these placements are intended to be used for acquisition payments and exploration programs on the Company’s Alaska and Nevada properties into 2008, for future property acquisitions, and for working capital.  The placements are subject to acceptance for filing by the TSX Venture Exchange (“TSXV”) and, with respect to the brokered placement, settlement and execution of all applicable documentation and satisfactory due diligence by the agents.

Property Descriptions and Current Exploration Activities

Alaskan Properties

Livengood

During and subsequent to the third quarter, leases were signed with the Griffin family, providing access to their patented ground on Money Knob, and with Mr. Tucker, providing access to his unpatented claims in the centre of the Livengood project area.  With the execution of these leases, the Company now controls nearly all of Livengood target area representing the first time a company has ever had the opportunity to explore the entire system without being limited by property boundaries.

The Griffin lease is dated January 18, 2007 and covers three patented federal claims.  The initial term is ten years, and for so long thereafter as the Company pays the lessors the minimum royalties required under the lease.  The lease requires a bonus payment of USD 10,000 on signing (paid), and minimum royalties of USD 10,000 on or before January 18, 2008, USD 10,000 on or before January 18, 2009, USD 10,000 on or before January 18, 2010 and an additional USD 20,000 on or before each of January 18 2011 through January 18, 2016 and an additional USD 25,000 on each subsequent January 18 thereafter during the term (all of which minimum royalties are recoverable from production royalties).  An NSR production royalty of 3% is payable to the lessors.  The Company may purchase all interest of the lessors in the leased property (including the production royalty) for USD 1,000,000 (less all minimum and production royalties paid to the date of purchase), of which USD 500,000 is payable in cash over 4 years following the closing of the purchase and the balance of USD 500,000 is payable by way of the 3% NSR production royalty.

The Tucker lease is dated March 28, 2007 and covers two unpatented federal lode mining claims and four unpatented federal placer claims.  The lease has an initial term of ten years, commencing on March 28, 2007, and for so long thereafter as mining related activities are carried out.  The lease requires payment of advance royalties of USD 3,000 on execution (paid), USD 5,000 on or before March 28, 2009, USD 10,000 on or before March 28, 2010 and an additional USD 15,000 on or before each subsequent March 28 thereafter during the initial term (all of which minimum royalties are recoverable from production royalties).  The Company is required to pay the lessor the sum of USD 250,000 upon making a positive production decision.  An NSR production royalty of 2% is payable to the lessor.  The Company may purchase all interest of the lessor in the leased property (including the production royalty) for USD 1,000,000.

Current drilling at Livengood is pursuing the higher grade mineralization intersected in the fall of 2006.  Three holes will be drilled to test the continuity of the strataform zone which returned a 95.6 meter interval of 1.59 g/t gold.  In addition, one hole will be drilled to pursue the higher grade mineralization encountered 1.5 kilometres to the east in the 2003 AngloGold Ashanti Exploration (U.S.A.) Inc. (“AngloGold”) drilling program which returned a 133.5 metre interval of 1.10 g/t gold.  This drilling program will total approximately 1200 meters and is designed to determine the orientation of these higher grade zones, which will be the focus of an extensive 6000 meter diamond drilling program to be conducted in the summer and fall of 2007.  A budget of USD 3,000,000 has been allocated for the Livengood project in 2007.

Coffee Dome

An exploration/mining lease option agreement was signed with the University of Alaska on March 7, 2007 adding approximately 13 km2 to the property.  The University ground contains a significant gold in soil anomaly along the extension of mineralization previously found on the Company ground to the south which hosted high-grade vein samples.

The key terms of the exploration/mining lease option agreement with the University (which is effective January 1, 2007), and any resulting mining lease, are as follows:

Exploration Agreement: In order to maintain the option to lease in good standing, the Company is required to pay the University USD 117,500 over five years (USD 15,000 first year) and incur exploration expenditures totalling USD 400,000 over five years (USD 25,000 commitment for the first year).  If the Company does not terminate the option prior to January 1 in any option year, the specified minimum expenditures for that year become a commitment of the Company.  The Company is also responsible for all taxes and assessments on the lands subject to the option to lease.

Mining Lease: At any time during the option period, the Company has the right to enter into a mining lease over some or all of the lands subject to the option.  The mining lease will have an initial term of 15 years and for so long thereafter as commercial production continues and requires escalating advance royalty payments of USD 30,000 in year 1 to USD 150,000 in year 9 and beyond.  Advance royalty payments are credited against 50% of production royalties.  The Company is also required to incur escalating minimum mandatory exploration expenditures of USD 125,000 in year 1 to USD 350,000 in year 5 and beyond and to deliver a feasibility study within 10 years of the commencement of the lease.  Upon the commencement of commercial production, the Company is required to pay a sliding scale net smelter return royalty of from 3% (USD 300 and below gold) up to 5% (USD 500 and up gold).  The Company will also pay a sliding scale net smelter return royalty of from 0.5% (USD 450 and below gold) to 1% (USD 450 and above gold) on any federal or Alaska state claims staked by the Company or its affiliates within a 2 mile area of interest surrounding the University land (not including the Company’s existing leased claims).

A program of trenching, soil sampling and diamond drilling is planned for the Coffee Dome project in the summer of 2007.  A budget of USD 500,000 has been allocated to this project.

West Tanana

A 1200 meter drilling program is planned for the West Tanana Project starting in June 2007.  Drilling will test a large, strong gold and geochemical soil anomaly defined during 2006.  A budget of USD 700,000 has been allocated to West Tanana.

Chisna

An Airborne survey will begin near the end of April with the FUGRO group on the Chisna project.  The survey will utilize a helicopter DIGHEM EM-Mag system and cover approximately 120 square kilometres.  Perry Remote Sensing has been commissioned to carry out a Landsat-based alteration study over the entire Chisna belt designed to provide data for the regional exploration effort.  This data will be used in an aggressive helicopter supported sampling and mapping program in the summer of 2007 designed to define the source of high-grade copper-gold silver mineralization discovered near the end of 2006.  The ground work will also include follow-up of stream and soil anomalies defined in 2006 together with stream surveys and regional mapping of the new claim blocks acquired in the fall of 2006.  A budget of USD 400,000 has been allocated for this initial phase of exploration.

LMS

During the quarter, the Company commissioned a geostatistical estimate of gold mineralization in the Camp Zone on the LMS project.  This work focused on defining controls on mineralization within the Camp Zone and defining an initial bulk tonnage resource for the zone.  The results indicated that mineralization was preferably hosted by the shallow dipping breccia zone within the graphitic schist unit which defined a unique and traceable regional target signature.  Petrographic work conducted during the quarter indicted that the high-grade gold event in the Camp Zone was likely related to an intrusive at depth in a similar setting to that of the Pogo mine.

Exploration work at LMS in 2007 will follow-up on the structural and mineral system information gathered in 2006 to identify other zones of mineralization similar to that found in the Camp Zone.  The summer program will expand the deep auger geochemical coverage to the north and northwest of the Camp Zone along the regional mineralization trend to develop targets which maybe more proximal to the heart of the system and larger.  In addition, step out holes will be planned for the Camp Zone itself to assess the thickening alteration zones and to expand the new gneiss zone mineralization at depth.  The proposed budget for the 2007 program is approximately USD 600,000.

Terra

Work on the Terra Project in the quarter focused on planning for the summer resource definition drilling program.  Two drill rigs will be employed on the Terra project in 2007 assessing a 500 meter by 300 meter section of the Ben Zone vein system on approximately 50 meter hole spacing.  The objective is to define the continuity of the principle vein and subsidiary vein structures encountered in previous drilling.  Approximately 3000 meters of core will be drilled.  In addition to work on the Ben Zone area, holes will be drilled on the Ice Vein, 4 kilometres to the south of the Ben Zone and on the Ed Zone (located one-half kilometre north of Ben Zone).  The budget for the 2007 program is USD 2,200,000.

Other Exploration

Negotiations are underway with Alaskan Native corporations for additional lands adjacent to two of the Company’s projects which, if successful, will provide for buffer and expansions of the mineral systems discovered to date.  Non-core property assets, including the West Pogo, Gilles and Blackshell projects, were selected for divestment and are actively being marketed to interested parties.

Field plans are in place to review a number of new target areas and third party acquisition opportunities during the summer of 2007 in both Alaska and Nevada.  A total of USD 250,000 has been budgeted for this review.

Nevada Properties

On March 15, 2007, the Company signed of two binding letters of intent with Redstar Gold Corp. of Vancouver, B.C., pursuant to which the Company can earn up to a 70% interest in two gold projects, referred to as North Bullfrog and Painted Hills, located in Nevada.  The Company can earn an initial 60% interest in each project by making payments and exploration expenditures and has the option to earn an additional 10% interest (aggregate 70%) by funding all expenditures to take a project to feasibility.  There is no time limit by which a feasibility study is required to be delivered.

•

North Bullfrog: To earn its initial 60% interest, the Company must make total payments of USD 190,000 and incur total expenditures of USD 4,000,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSXV acceptance (paid) plus exploration expenditures of USD 500,000.  The second payment of USD 30,000 is due in 18 months.

•

Painted Hills: To earn its initial 60% interest, the Company must make total payments of USD 170,000 and incur total expenditures of USD 2,500,000 over 4 years to March 15, 2011.  The first year requirement is a payment of USD 20,000 on TSXV acceptance (paid) plus exploration expenditures of USD 250,000.  The second payment of USD 20,000 is due in 18 months.

•

The Company is also required to issue an aggregate of 20,000 common shares to Redstar, as to 5,000 on each on September 15, 2008, March 15, 2009, March 15, 2010 and March 15, 2011, so long as the Company is earning into at least one of the North Bullfrog or Painted Hills projects.

North Bullfrog

The North Bullfrog District covers an area of 12 square kilometres in southern Nevada and represents a large, low-sulphidation, epithermal gold system hosted in volcanic and sedimentary rocks.  It is located 8 kilometres north of the historical Bullfrog Mine, which produced 2.4M ounces of gold.  At North Bullfrog, historical production in the early 20th century came from high-grade vein systems that remain open along strike and down dip.  More recent exploration has shown potential for large, bulk tonnage systems hosted in favourable units with additional potential for higher grade structurally controlled zones similar to the deposits in the main Bullfrog District to the south.  ITH will focus its exploration on drilling several of the untested structural targets within the large low-grade zones which it believes could lead to the definition of a large deposit.

Painted Hills

The Painted Hills project is centered on a large epithermal vein/alteration system with abundant trace element mineralization and scattered low level gold values.  The age of the system is similar to other productive gold systems in this region.  The type and scale of the alteration is suggestive of high-grade vein potential at depth, which is the Company’s initial target for the project.  The project also has untested shallow pediment targets to the east of the main outcropping system, analogous to the Sleeper Deposit (which produced 1.7M ounces of gold and 2.3M ounces of silver).  The Company will focus its initial exploration on defining silicified structural zones with a ground geophysical survey that will be followed up with a diamond drilling program in the summer of 2007.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this management discussion and analysis with respect to the Company’s mineral properties.  Mr. Pontius is President and CEO of the Company.

The work programs at the Company’s Alaska and Nevada properties has been designed and are supervised by Dr. Russell Myers, Vice President - Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of the Company responsible for carrying out the exploration programs on the Company’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  All geochemical samples are secured and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its property interests (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option and lease agreements it has entered in could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its Alaskan mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Title:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Selected Annual Information

Please see Management Discussion and Analysis for the fiscal year ended May 31, 2006.

Selected Financial Information

Description	February 28, 2007 $	February 28, 2006 $	May 31, 2006 $	May 31, 2005 $
	(nine months)	(nine months)	(annual)	(annual)
Interest Income	159,367	-	348	132
Consulting	2,250,602	45,000	60,000	60,000
Property investigation	187,552	20,881	20,881	45,286
Investor relations	641,831	-	-	-
Salaries and wages	1,812,465	-	-	-
Property write-down	1,157,272	-	-	-
Stock based compensation	See allocation below	n/a	n/a	n/a

Net loss	(6,449,337)	(100,057)	(127,228)	(121,483)
Per share	(0.26)	(0.002)	(0.01)	(0.01)
Total Current Assets	7,135,821	73,700	20,415	40,788
Mineral Properties	11,177,743	1,026,661	1,030,316	1,026,512
Long term financial liabilities	0	0	0	0
Cash dividends	N/A	N/A	N/A	N/A

Summary of Quarterly Results

The table below sets out the quarterly results, expressed in Canadian dollars, for the past eight quarters:

Description	Three months ended Feb. 28 2007 $	Three months ended Nov. 30 2006 $	Three months ended Aug. 31 2006 $	Three months ended May 31 2006 $	Nine months ended Feb. 28 2006 $	Three months ended Nov. 30 2005 $	Three months ended Aug. 31 2005 $	Year ended May 31 2005 $
Interest Income	63,898	69,173	26,296	5	336	-	5	132
Net loss for period
Total	(4,727,190)	(1,391,652)	(358,395)	(27,171)	(21,453)	(50,664)	(27,940)	(121,483)
Per share	(0.16)	(0.05)	(0.02)	(0.005)	(0.005)	(0.005)	(0.003)	(0.01)

Results of Operations

Nine months ended February 28, 2007 compared with nine months ended February 28, 2006

For the nine months ended February 28, 2007, the Company incurred losses of $6,449,337 as compared to net losses of $100,057 for the period ended February 28, 2006.  This is due to a significant increase in general exploration activity following the acquisition of the Company’s Alaskan properties from AngloGold.

General and administrative (operating) expenses for the period consisted of consulting fees of $2,250,602 (2005 - $45,000) which increased due to the Alaskan subsidiary operations.  Effective August 7, 2006, the Company’s wholly-owned Colorado subsidiary, Talon Gold (US) LLC, hired three employees to carry out work on the Company’s properties in Alaska, which accounts for a new salary and wage expense category.  Talon added one additional full time employee on the 15th of January, 2007.  Included in these and certain other expense categories was $4,250,261 of stock-based compensation which has been allocated to functional categories as follows:

	Before allocation	Stock-based compensation	Allocated
Consulting	$ 61,491	$ 2,189,111	$ 2,250,602
Administration	35,500	62,996	98,496
Investor relations	139,832	501,999	641,831
Wages	$ 316,310	$ 1,496,155	$ 1,812,465
		$ 4,250,261

The Company commenced investor relations activities following the AngloGold transaction.  Property investigation of $187,552 (2005 - $20,881) and donations of $24,420 (2005 - $Nil) increased for the same reason.  Wages of $1,812,465 (2005 - $Nil) were all incurred in the Alaskan operations.

Most other general expense categories such as professional fees, regulatory, travel and investor relations all increased as a result of the cost of the AngloGold transaction and the new operations in Alaska.  The Company also wrote down its Siwash property to a nominal value, together with one of the properties acquired in the AngloGold transaction, incurring a total write-down of $1,157,272.

Three months ended February 28, 2007 compared with three months ended February 28, 2006

For the three months ended February 28, 2007, the Company incurred a loss of $4,727,190 (2005 - $21,453).  The explanations above relating to the nine month period to February 28, 2007 also apply to the comparative analysis relating to the comparable three month period.  Stock-based compensation of $4,250,261 (allocated as per the table above) accounted for most of the increase.

During the period, the Company terminated the lease on the Caribou property acquired in the AngloGold transaction, returning its interest therein to the vendor, and recorded a write-down of $126,957.

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  It relies on either the sale of its own shares as needed, or the sale or option of its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

As at February 28, 2007, the Company reported cash and cash equivalents of $6,984,023 compared to $6,695 for the year ended May 31, 2006, due to the closing of the private placements related to the AngloGold property acquisitions in August, 2006.

As at February 28, 2007, the Company had working capital of $7,048,107, compared to a working capital of $14,318 as at May 31, 2006.  During the nine months ended February 28, 2007 the Company raised a total of $11,479,348 from two private placements, together with $671,507 in proceeds from the exercise of warrants and options, of which $658,507 was raised in the quarter ended February 28, 2007.  The current cash and cash equivalents are sufficient to meet the Company’s anticipated general and administrative costs (currently estimated to be $115,000 per month) for the next 12 months and the majority of its planned 2007 exploration programs.  However, the Company believes that it is a probability that it will want to expand or accelerate its currently planned programs, and is also desirous of having a reserve for additional property acquisitions, and that it therefore requires additional funding over and above that it currently has.

Accordingly, the Company has negotiated two private placements, one brokered and one non-brokered, as follows:

The brokered private placement (the “Brokered Offering”), to be carried out on a commercially reasonable efforts basis by the agents, is for up to of up to 6,104,500 units (the “Units”) at a price of $2.40 per Unit to raise total gross proceeds of up to $14,650,800.  Each Unit will consist of one common share of the Company (“Share”) and one transferable common share purchase warrant.  Each warrant (“Warrant”) will be exercisable to acquire one additional Share for a period of 24 months from closing at an exercise price of $3.00, except that if, at any time from 4 months after closing until the expiry date of the warrants, the daily volume-weighted average trading price of the Company’s shares is above $4.50 for at least twenty consecutive trading days, the Company may, within 30 days, issue an expiry acceleration notice to the holders of the warrants and, if it does so, the warrants will expire 30 days from the date after the expiry acceleration notice is given.  The agents will receive a commission of 7% of the gross proceeds of the Brokered Offering, payable in cash or in a combination of cash and units having the same terms as the Units in the Brokered Offering.  In addition, the agents will receive compensation options (“Compensation Options”) equal to 8% of the aggregate number of Units sold under the Brokered Offering.  Each Compensation Option will entitle the agent to purchase one Share at a price of $2.70 for a period of two years following the closing of the Brokered Offering.  The Company will also pay the agent’s costs and expenses of the Offering.  The Brokered Offering is subject to completion of satisfactory due diligence by the agents with respect to the Company, completion and execution of appropriate documentation, acceptance for filing by the TSXV of the Brokered Offering on behalf of the Company and receipt of any required regulatory approvals.

The non-brokered private placement is for 1,200,000 Units at a price of $2.40 per Unit to raise gross proceeds of $2,880,000 (the “Non-Brokered Offering”).  The Company will pay a finder’s fee, payable in cash or in a combination of cash and units having the same terms as the Units, in connection with the Non-Brokered Offering.

All securities issued in the Brokered and Non-Brokered Offerings (the “Offerings”) will have a hold period in Canada of four months and a day from the closing of the Offerings.

This MD&A does not constitute an offer to sell, or a solicitation of an offer to buy, any of the foregoing securities in the United States.  None of the foregoing securities have been and, nor will they be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The Company anticipates that its current cash, together with the net proceeds of the Offerings, will be sufficient to fund all of its anticipated expenditures for the next eighteen months.  However, there can be no guarantee that either or both of the Offerings will be successfully closed.  In this case, the Company may be required to scale back its planned exploration programs, and may not have sufficient funds to acquire additional minerals properties or to accelerate or increase the size of its currently planned programs.

Transactions with Related Parties

During the period the Company paid $307,648 (2005 - $45,000) in consulting, rent and management fees and salaries to officers, directors and companies controlled by directors of the Company, $16,740 (2006 - $Nil) in rent and management fees to a company with common officers and directors and $Nil (2006 - $1,070) in professional fees to a company controlled by an individual who is a director of the Company.

At February 28, 2007, included in accounts payable and accrued liabilities was $Nil (May 31, 2006 - $2,515) owing to related parties.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Proposed Transactions

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Areas requiring the use of estimates include the rates of amortization for equipment, the recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation (if applicable) and the determination of the valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from those estimates and would impact future results of operations and cash flows.

Changes in Accounting Policies, including Initial Adoption

See Management Discussion and Analysis for the fiscal year ended May 31, 2006.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments which include cash, GST recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities, loan payable and due to related parties approximate their respective fair values due to their short-term maturity.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authority.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2007 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of February 28, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the three months ended February 28, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data (as at April 26)

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at April 26, 2007 there were 30,515,004 common shares outstanding.

Options

The Company has adopted an incentive stock option plan (the “2006 Plan”).  The essential elements of the 2006 Plan provide that the aggregate number of common shares of the Company’s capital stock issuable pursuant to options granted under the 2006 Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options.  Options granted under the 2006 Plan will have a maximum term of five years.  The exercise price of options granted under the 2006 Plan will not be less than the discounted market price of the common shares (defined as the last closing market price of the Company’s common shares immediately preceding the issuance of a news release announcing the granting of the options, less the maximum discount permitted under TSXV policies), or such other price as may be agreed to by the Company and accepted by the TSXV.  Options granted under the 2006 Plan vest immediately, except for options granted to consultants conducting investor relation activities, which will become vested with the right to exercise one-fourth of the option upon the conclusion of each three month period subsequent to the date of the grant of the option, unless otherwise determined by the directors at the date of grant.

On January 26, 2007, the Company granted options to directors, officers, employees and consultants to purchase up to an aggregate of 2,830,000 common shares at a price of $2.70, expiring on January 26, 2009, all of which are outstanding as at April 26, 2007.

Warrants and Agents Options

The following warrants and agents’ compensation options are outstanding as at April 26, 2007:

Expiry date	Number of Warrants	Exercise Price
October 21, 2007	950,000	$0.26
August 4, 2008	3,897,154	$1.00
August 4, 2008	2,656,020	$1.50
August 4, 2008 – commission warrants	167,799	$1.50
August 4, 2008- agents’ options	244,932	$1.30

Disclosure with Respect to Management Compensation

As required by TSXV Policy, the Company provides the following disclosure with respect to management compensation:

1.

During the quarter the Company did not make, directly or indirectly, any standard compensation arrangements with directors and officers of the Company for their services as directors or officers of the Company or any of its subsidiaries, or in any other capacity.

2.

During the quarter the Company did not make any other arrangements under which directors and officers were directly or indirectly compensated for their services as directors and officers of the Company or any of its subsidiaries, or in any other capacity, from the Company or its subsidiaries.

3.

During the quarter the Company did not enter into any arrangement relating to severance payments to be paid to directors or officers of the Company or its subsidiaries.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.internationaltowerhill.com.